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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                 FORM 8-A FOR REGISTRATION OF CERTAIN CLASSES OF
                 SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          HERBALIFE INTERNATIONAL, INC.
               (Exact name of registrant as specified in charter)

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
                 NEVADA                             0-15712                           22-2695420
(State of incorporation or organization)    (Commission File Number)       (IRS Employer Identification No.)
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              1800 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067
                    (Address of principal executive offices)

       Registrant's telephone number, including area code: (310) 410-9600


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
 If this form relates to the registration of a             If this form relates to the registration of
        class of securities pursuant to                  a class of securities pursuant to Section 12(g)
 Section 12(b) of the Exchange Act and is                 of the Exchange Act and is effective pursuant
effective pursuant to General Instruction A.(c),         to General Instruction A.(d), please check
       please check the following box. [ ]                          the following box. [X]
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                     SECURITIES TO BE REGISTERED PURSUANT TO
                            SECTION 12(B) OF THE ACT:

                                      NONE
                                (Title of Class)

                     SECURITIES TO BE REGISTERED PURSUANT TO
                            SECTION 12(g) OF THE ACT:

                         PREFERRED SHARE PURCHASE RIGHTS
                                (Title of Class)


Item 1.  Description of the Registrant's Securities to be Registered.

        On July 27, 2000, the Board of Directors of Herbalife International, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each share of Class A Common Stock, $.01 par value per share and for each share of Class B Common Stock, $.01 par value per share (collectively, the "Common Shares"), of the Company. The dividend is payable on August 21, 2000 (the "Record Date") to stockholders of record at the close of business on that date. As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of


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a share of Series A Junior Participating Preferred Stock (the "Preferred
Shares") at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of July 27, 2000, as the same may be amended from time to time (the "Agreement"), between the Company and
U. S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent").

        Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares or 15% or more of the Class A Common Stock (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares or 15% or more of the Class A Common Stock (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights.

        The Agreement provides that until the Distribution Date (or earlier redemption exchange, termination, or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on August 21, 2010, subject to the Company's right to extend such date (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company or terminated.

        Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of Class B Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per Common Share. With certain limited exceptions, the Preferred Shares will not have voting rights. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received



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per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Class B Common Stock.

        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

        In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Class B Common Stock having a market value of two times the then current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

        At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares or 50% or more of the outstanding Class A Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for shares of Class B Common Stock at an exchange rate equal to that number of shares of Class B Common Stock having an aggregate value equal to the Spread (as defined) on the date of the occurrence of a Trigger Event.

        No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares or Common Shares will be issued (other than fractions of Preferred Shares which are



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integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares or Common Shares on the last trading date prior to the date of exercise.

        The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

        Any of the provisions of the Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). Without limiting the foregoing, at any time prior to such time as any Person becomes an Acquiring Person, the Company and the Rights Agent may amend this Agreement to lower the thresholds set forth above to not less than the greater of (i) the largest percentage of the outstanding Class A Common Stock or Common Shares then known by the Company to be beneficially owned by any Person (other than an Exempt Person and an Existing Holder) and (ii) 10%.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination that is approved by the Board of Directors prior to the time that an Acquiring Person has become such since the Rights may be redeemed by the Company at the Redemption Price prior to such event.

        The Agreement, dated as of July 27, 2000 between the Company and the Rights Agent, specifying the terms of the Rights, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit. The Certificate of Designations of Series A Junior Participating Preferred Stock is attached as Exhibit A to the Agreement. The foregoing description of the Series A Junior Participating Preferred Stock is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

1.      Rights Agreement, dated as of July 27, 2000, between the Company and U.
        S. Stock Transfer Corporation, which includes the form of Certificate of Designations of



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        Series A Junior Participating Preferred Stock as Exhibit A, the form of
        Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares or 15% or more of the Class A Common Stock or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares or 15% or more of the Class A Common Stock) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares or 15% or more of the Class A Common Stock.



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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       HERBALIFE INTERNATIONAL, INC.




    Date:  August 2, 2000              By:  /s/ TIMOTHY GERRITY
                                           -------------------------------------
                                       Name:  Timothy Gerrity
                                       Title: Executive Vice President and Chief
                                              Financial Officer



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                                  EXHIBIT INDEX


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        EXHIBIT NUMBER          DOCUMENT DESCRIPTION
        --------------          --------------------
              1                 Rights Agreement, dated as of July 27, 2000,
                                between the Company and U. S. Stock Transfer
                                Corporation, which includes the form of
                                Certificate of Designations of Series A Junior
                                Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares or 15% or more of the Class A
                                Common Stock or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares or 15% or more of the Class A
                                Common Stock) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares or 15% or more of the Class A
                                Common Stock.
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